All_ ebt



Virtual card for Food Stamps

Empowering underbanked and low-income communities.
We give people on Food Stamps the freedom to shop online.
On-ramp for mass consumer adoption of Stellar, Litecoin, & EOS.



Eli Calderón Morin | CEO & Founder | eli@allebt.org | +1 626 817 3440

Y Combinator Hackathon

  

Y Combinator Fall Hackathon Winners

- 1 of 5 winners
- 250 People
- 80 Projects
- Judges: Michael Seibel (Y Combinator CEO), Kat Manalac (YC Partner), & others
- Beat down top engineering teams from Instagram, Airbnb, & SpaceX for a winning spot







block.one

EOS.io Social Impact Winners & Grand Finalist

- Incubated by Block.one & EOS.vc
- 1 of 19 teams hand selected by EOS from around the world
- Selected out of 1,724 blockchain developers & participants
- Awarded a small equity free grant by EOS.vc
- Global Marketing, Press, & Communications along side EOS

eosio eos vc
INCUBATED

Problem


INDIVIDUAL NO.
PARTICIPANT / PARENT / GUARDIAN
FIRST DAY TO USE
LAST DAY TO USE
SERIAL NO.
231900713IG
[redacted]
OCT 20 2014
NOV 19 2014
269534015
CALIFORNIA
WIC
WOMEN, INFANTS & CHILDREN
FOOD ITEM NUMBER: 6003
700-269534015
Pay to the order of: WIC Authorized Vendor
90-1342
1211
EXACT PURCHASE PRICE:
WAFL SHOPPING GUIDE
LOWFAT (1%) OR NONFAT ONLY
GRAINS (SEE INSERT)
CEREAL
VOID
*MUST NOT EXCEED MAXIMUM ALLOWABLE DEPARTMENT REIMBURSEMENT RATE
FOOD ITEM NUMBER
6003
NON-NEGOTIABLE
VALID ONLY FOR FOOD ITEMS SPECIFIED IN THE CALIFORNIA WIC AUTHORIZED FOOD LIST.
AUTHORIZED SIGNATURE (SIGN AT PURCHASE)
Golden State ADVANTAGE
0000 0000 0000 0000
CARDHOLDER JOHN
000000000

Food Stamps don’t work online

Market Opportunity

Overlooked by traditional tech innovation low-income America represents a massive consumer market with real purchasing power.

$128B

$120B

$100B

22%
US Population
On Food Stamps

$128B
Yearly US
Govt. Spend

$50B

Source: USDA Food and Nutrition Service report

5%   10%   15%   20%   22%

Why Now?

The Way People Shop has Changed. Food Stamps haven't. Food Stamps only work at limited physical stores and nowhere online.

Instacart, Amazon Fresh, Walmart.com, and Costco.com have changed the way American's shop. But for the low-income on Food Stamps and/ or EBT Cash Aid they are redlined out of the digital economy.

The FCC Lifeline Program gives everyone on Food Stamps a free smartphone with free monthly data & minutes (**Obama Phone**).

People on Food Stamp have mobile phones and they want to shop online now!



$413
Average monthly benefit

53%
EBT Cash
(discretionary)

46%
EBT Food
(Non Alcohol or Tobacco
Food Items)

What We Do

A Virtual Card for Food Stamps.
One card that allows users to shop online within the USDA restrictions (no alcohol or tobacco)

(1)
User sends
EBT Card / Food
Stamps to All_ebt

(2)
All_ebt converts
into Virtual Card

(3)
User spends at
online Merchant

What We've Built

In just 5 months, we've built a moat.
Since our launch and win at the **Y Combinator hackathon** we've proven demand, designed a frictionless product & user onboarding, built a team, and reached nationwide distribution.

- Users in all 50 States
- Early Revenue

- Building something people want
- User Growth ↑ 68.8% vs previous 28 days

1. Market
Found an underserved customer and proved a white space in the market

2. Product
Designed a sticky product users love

3. Operations
Built nationwide reach via 3 pop-up locations in Los Angeles, Charlotte, & Puerto Rico

Revenue Model

2.9% + $.30
per transaction



Future models:

- Blended Merchant transaction Fees
- Interchange Fees
- Token Economics

- Monthly account fee
- Reimbursement Programs Federal Programs (Healthy Foods)

*TAM $128 Billion (USA)

TAM $33 Trillion (Global)

Conclusion

We grew up on Food Stamps. We understand the problem.
22% of the U.S. population and growing live on Food Stamps.

All_ebt plans to **become an on-ramp for mass consumer adoption of Stellar, Litecoin, & EOS empowering underbanked and low-income communities**

- **Y Combinator** Hackathon Winners

- Incubated by **Block.one & EOS.vc**

- Real world need with real user validation

- Diversity Founders, Women, and People of Color

- Track record of exits: Google, Amazon, & Alibaba



Eli Calderón Morin | CEO & Founder | eli@allebt.org | +1 626 817 3440





All_ebt

We believe that access to healthy food and basic financial services are a human right.

We will be a democratizing force in the world helping create a fairer and more transparent financial system.

@All_ebt

Eli Calderon Morin
Founder & CEO
eli@allebt.org


